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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934

For the month of                   October                 2004
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                               Acetex Corporation
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                 (Translation of registrant's name into English)


                   750 World Trade Centre, 999 Canada Place
                  Vancouver, British Columbia, Canada  V6C 3E1
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                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                   Form 40-F         X
             -----------                 -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No        X
       -----------          -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ACETEX CORPORATION

                                       By:       /s/ "Brooke N. Wade"
                                           -----------------------------------
Date:  October 27, 2004                    Name:  Brooke N. Wade
                                           Title: Chief Executive Officer